U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Greehey, William E.
   7990 West IH 10
   San Antonio, TX  78230
   USA
2. Issuer Name and Ticker or Trading Symbol
   Valero Energy Corporation
   VLO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   07/31/97
5. If Amendment, Date of Original (Month/Year)
   07/31/97
6. Relationship of Reporting Person to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock ($.01 par valu|07/31/|J(2)| |350,970           |A  |(2)        |350,970            |D     |                           |
e)                         |97    |    | |                  |   |           |                   |      |                           |
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Common Stock ($.01 par valu|07/31/|J(2)| |42,356.266        |A  |(2)        |42,356.266         |I     |401(k) and                 |
e)                         |97    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |other ongoing              |
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                           |      |    | |                  |   |           |                   |      |acquisition plans          |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Employee Stock Option |$19.9192|07/31|J(3)| |35,248     |A  |03/06|03/06|Common Stock|35,248 |       |35,248      |D  |            |
(right to buy)        |        |/97  |    | |           |   |/95  |/02  |            |       |       |            |   |            |
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Employee Stock Option |$16.2785|07/31|J(3)| |13,867     |A  |09/17|09/17|Common Stock|13,867 |       |13,867      |D  |            |
(right to buy)        |        |/97  |    | |           |   |/95  |/05  |            |       |       |            |   |            |
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Employee Stock Option |$15.5252|07/31|J(3)| |74,677     |A  |07/20|07/20|Common Stock|74,677 |       |74,677      |D  |            |
(right to buy)        |        |/97  |    | |           |   |/96  |/03  |            |       |       |            |   |            |
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Employee Stock Option |$12.7215|07/31|J(3)| |433,574    |A  |07/21|07/21|Common Stock|433,574|       |433,574     |D  |            |
(right to buy)        |        |/97  |    | |           |   |/97  |/04  |            |       |       |            |   |            |
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Employee Stock Option |$16.9480|07/31|J(3)| |7,468      |A  |(4)  |07/01|Common Stock|7,468  |       |7,468       |D  |            |
(right to buy)        |        |/97  |    | |           |   |     |/06  |            |       |       |            |   |            |
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Employee Stock Option |$21.7186|07/31|J(3)| |303,189    |A  |(5)  |03/13|Common Stock|303,189|       |303,189     |D  |            |
(right to buy)        |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Employee Stock Option |$23.8318|07/31|J(3)| |433,126    |A  |(6)  |06/25|Common Stock|433,126|       |433,126     |D  |            |
(right to buy)        |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Performance Shares    |(7)     |07/31|J(3)| |29,871     |A  |(7)  |01/22|Common Stock|29,871 |       |29,871      |D  |            |
                      |        |/97  |    | |           |   |     |/99  |            |       |       |            |   |            |
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Performance Shares    |(7)     |07/31|J(3)| |23,897     |A  |(7)  |01/23|Common Stock|23,897 |       |23,897      |D  |            |
                      |        |/97  |    | |           |   |     |/00  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) As a result of the merger (the "Merger") of Valero Energy Corporation ("VEC") with a subsidiary of a third party registrant, and the distribution (the "Distribution") of all of the issued and outstanding capital stock of Valero
Refining and Marketing Company ("VRMC") by VEC to the stockholders of record of VEC on July 31, 1997, VRMC changed its name to Valero Energy Corporation ("New Valero") and commenced trading on the New York Stock
Exchange on August 1, 1997 under the ticker symbol
"VLO."
(2) Acquired in the
Distribution.
(3) The options and performance shares reported were assumed by New Valero in the Merger and are now exercisable for New Valero common stock, $.01 par value, on the same terms, subject, however, to the adjustment of the exercise price and the number of shares which may be purchased upon exercise of such derivative securities pursuant to the Employee Benefits Agreement dated July 31, 1997, between VEC and New
Valero. The reported exercise price and number of derivative securities acquired reflect such adjustment.
(4) Options vested on June 18, 1997 upon approval of the Merger by the Board of Directors and stockholders of
VEC.
(5) Options vest one-third annually over three years commencing March 13, 1997.
(6) Options vest one-half annually over two years commencing June 25, 1997.
(7) The performance shares vest incrementally over a three-year period and are payable in common stock in amounts ranging from 0 to 200 percent of the performance shares.
SIGNATURE OF REPORTING PERSON
Eric A. Fisher, as Attorney in Fact
DATE
01/26/98